SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                -------------------------------------------------

                                  SCHEDULE 13G

                       Information Statement pursuant to
                              Rule 13d-1 and 13d-2

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                            IMSCO Technologies, Inc.
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)


                                   449697 10 1
                                 (CUSIP Number)


                                February 4, 1999
            (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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                                                               Page 2 of 4 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AMRO International, S. A.
     None
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION:            Panama

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,320,000 shares of common stock of the Issuer.
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None.
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,320,000 shares of common stock of the Issuer.
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None.
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,320,000 shares of common stock of the Issuer.
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     19.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

                        CO
________________________________________________________________________________


Item 1(a).   Name of Issuer.
             IMSCO Technologies, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.
             865 First Avenue
             Suite 1983
             New York, New York  10017

Item 2(a).   Names of Person Filing.
             AMRO International, S. A.

Item 2(b). Address of Principal Business Office, or if none, Residence. The address of the principal business office of AMRO International, S. A. is:
             c/o Ultra Finance Ltd.
             Grossmuensterplatz 6
             P.O. Box 4401
             CH 8022 Zurich

Item 2(c).   Citizenship.
             AMRO International, S.A. is a Panamanian Corporation.


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                                                               Page 3 of 4 Pages

Item 2(d).   Title of Class of Securities.
             Common Stock, $.0001 par value per share.

Item 2(e).   CUSIP Number.
             449697 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
             Not applicable.  This statement is filed pursuant to Rule 13d-1(c)

Item 4.      Ownership.
       (a)   Amount beneficially owned by reporting person, as of February 4,
             1999, are 2,320,000 shares of common stock of the Issuer.
       (b)   Percent of Class:  The reporting person holds 19.9% (based on
             11,677,809 shares of common stock of the Issuer issued and outstanding as of March 31, 2000).
       (c)   Number of shares as to which such person has:
             (i) Sole power to direct the vote: 2,320,000 shares of common stock of the Issuer.
             (ii) Shared power to vote or to direct the vote: none.
             (iii)Sole power to dispose or direct the disposition of the Common
                  Stock:  2,320,000  shares of common stock of the Issuer.
             (iv) Shared power to dispose or direct the disposition of: none.

Item 5.      Ownership of Five Percent or Less of a Class.
             Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
             Not applicable.

Item 8.      Identification and Classification of Members of the Group.
             Not applicable.

Item 9.      Notice of Dissolution of Group.
             Not applicable.

Item 10.     Certification.
             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.


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                                                               Page 4 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           April 5, 2000
                                                  ---------------------------
                                                            (Date)
                                                  ------------------------------
                                                   /s/ AMRO International, S. A.
                                                   By: H.U. Bachofen, Director

                                                  ------------------------------

                                                  ------------------------------
                                                            (Signature)